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Securities and Exchange Commission
Washington, D.C., 20549

Form 11-K

/x/	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

TELCORDIA TECHNOLOGIES
SAVINGS PLAN FOR SALARIED EMPLOYEES
(Full Title of Plan)

Science Applications International Corporation
10260 Campus Point Drive, San Diego, California 92121
(Name of issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Committee of the Telcordia Technologies Savings Plan for Salaried Employees, duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TELCORDIA TECHNOLOGIES SAVINGS PLAN FOR SALARIED EMPLOYEES
DATE	5/23/01	/s/ CAROL COLE Carol Cole Chairman, Employee Benefits Plan Committee

Telcordia Technologies
Savings Plan for Salaried
Employees

Independent Auditors' Report
Financial Statements
Years Ended December 31, 2000 and 1999
 Supplemental Schedule
Year Ended December 31, 2000

TELCORDIA TECHNOLOGIES
SAVINGS PLAN FOR SALARIED EMPLOYEES

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2000 and 1999	3
Notes to Financial Statements	4-10
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000:
Schedule of Assets Held at End of Year	11-13

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
Telcordia Technologies Savings Plan for Salaried Employees
Morristown, New Jersey

    We have audited the accompanying statements of net assets available for benefits of Telcordia Technologies Savings Plan for Salaried Employees (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
March 25, 2001

TELCORDIA TECHNOLOGIES
SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2000 AND 1999

(Dollars in Thousands)

	2000	1999
ASSETS:
Investments, at fair value (Note 3):
Diversified Telephone Portfolio common shares	$14,009	$23,733
SAIC common shares	376,030	285,113
Shares in registered investment companies	877,294	865,572
Temporary cash investments	23,428	20,222

	1,290,761	1,194,640
Investment contracts with insurance companies, at contract value	316,932	294,524
Loans to participants	11,858	10,979

Total investments	1,619,551	1,500,143
Receivables:
Company contributions	2,289	2,100
Securities sold	—	1,964
Interest	64	40

Total assets	1,621,904	1,504,247

LIABILITIES:
Securities purchased	508	—
Trust fees payable	18	21

Total liabilities	526	21

NET ASSETS AVAILABLE FOR BENEFITS	$1,621,378	$1,504,226

See notes to financial statements.

TELCORDIA TECHNOLOGIES
SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2000 AND 1999

(Dollars in Thousands)

	2000	1999
ADDITIONS:
Investment income:
Dividends	$69,389	$64,038
Interest	1,014	945
Net appreciation of investments (Note 3)	75,048	152,054

Total investment income	145,451	217,037

Contributions:
Employee contributions	57,980	52,350
Employer contributions	21,329	19,073

Total contributions	79,309	71,423

Total additions	224,760	288,460

DEDUCTIONS:
Distributions to participants	107,393	68,553
Administrative expenses (Note 6)	215	225

Total deductions	107,608	68,778

NET INCREASE DURING THE YEAR	117,152	219,682
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,504,226	1,284,544

End of year	$1,621,378	$1,504,226

See notes to financial statements.

TELCORDIA TECHNOLOGIES
SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000 AND 1999

(Dollars in Thousands, Except Share Amounts)

1.  DESCRIPTION OF PLAN

    The Telcordia Technologies Savings Plan for Salaried Employees (the "Plan") was established by Telcordia Technologies, Inc. ("Telcordia" or the "Company") to provide a convenient way for salaried employees to save on a regular and long-term basis. Telcordia is a wholly owned subsidiary of Science Applications International Corp. ("SAIC"). The following description of the Plan provides only general information. Participants should refer to the Plan Prospectus for a more complete description of the Plan's provisions.

    Effective January 1, 2001, the Plan was amended to allow two new investment options, the Vanguard U.S. Growth Fund and the Vanguard Extended Market Index Fund.

    General—The Plan is a defined contribution plan covering all salaried employees of the Company who have one month of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    Contributions—Each year, participants may contribute up to 16 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. After one year of service, the Company will make a matching contribution equal to 70 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition, after one year of service, the Company makes a discretionary contribution of a 1/2 percent of compensation on behalf of each participant, up to a maximum contribution of $500. Effective November 14, 1997, this discretionary contribution is deposited into the SAIC Stock Purchase Fund until the quarterly trade date and then into SAIC Non-Exchangeable Stock Fund. The discretionary contribution is made during the first quarter for employee earnings of the previous calendar year. The Company's discretionary contributions are immediately vested. The Company's matching contributions are invested 50 percent in the SAIC Non Exchangeable Stock Fund and 50 percent are invested in accordance with each participant's directed allocation. Contributions are subject to certain IRS limitations.

    Participant Accounts—Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and fund earnings, and each participant's account is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting—Participants are immediately vested in their contributions and the Company's discretionary contributions, plus actual earnings thereon. Vesting in the Company's matching contributions plus actual earnings thereon is based on years of continuous service. A participant is fully vested after five years of service.

    Participant Loans Receivable—Participants may borrow from their fund accounts a minimum of $1 up to a maximum of the lesser of (a) $50 less the participant's highest outstanding loan balance during the preceding one year period; or (b) 50 percent of their vested account balance. Additionally, loans may not exceed the vested value of the participant's Plan account less their vested amounts in the SAIC Stock Fund within the Plan. Loan transactions are treated as transfers to (from) the investment fund from (to) the Loan Fund. Loan terms range from 12 to 56 months. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Interest rates ranged from 9.5 to 10.5 percent during 2000 and 1999. Principal and interest are paid ratably through monthly payroll deductions.

    Payment of Benefits—On termination of service other than by death, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments not to exceed the life expectancy of the participant and spouse, if applicable. For termination of service due to death, a beneficiary may receive the value of the vested interest in his or her account as a lump-sum distribution, or in two annual installments, if the participant has so elected.

    Forfeited Accounts—Forfeited accounts are used to reduce future Company contributions. Company contributions were reduced by $1,539 and $889 in 2000 and 1999, respectively.

    Investment Options—The Plan is comprised of the following investments:

  •
  Vanguard Total Bond Market Index Fund—This participant directed fund invests in United States treasury obligations, federal agency mortgage backed obligations and investment grade corporate obligations.

  •
  Vanguard Explorer Fund—This participant directed fund invests in the common stock of a diversified group of small capitalization companies.

  •
  Vanguard Extended Market Index Fund—This participant directed fund invests in small and medium capitalization companies that make up the Wilshire 4500 Completion Index.

  •
  Vanguard 500 Index Fund—This participant directed fund invests in all of the 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index.

  •
  Vanguard International Growth Fund—This participant directed fund invests in the common stocks of companies based outside of the United States.

  •
  Vanguard / PRIMECAP Fund—This participant directed fund invests in the common stock of medium capitalization companies.

  •
  Vanguard U.S. Growth Fund—This participant directed fund invests in the common stock of large capitalized companies.

  •
  Vanguard / Wellington Fund—This participant directed fund invests approximately 65 percent of its assets in common stocks and the remaining 35 percent in bonds.

  •
  Vanguard / Windsor II—This participant directed fund invests in the common stock of large capitalization companies.

  •
  SAIC Exchangeable Stock Fund—This fund invests primarily in SAIC class A common stock and is participant directed to the extent that participant contributions were used to purchase SAIC stock. Effective October 1999, the Company announced the closing of SAIC stock funds to all inactive participants of the Plan. Inactive participants would have until July 2000 to move assets held in these funds. Remaining funds were moved to the interest income fund.

  •
  SAIC Non Exchangeable Stock Fund—This is a non-participant directed fund created to invest 50% of the Company's matching contributions and the Company's annual discretionary contributions in SAIC class A common stock. Effective October 1999, the Company announced the closing of SAIC stock funds to all inactive participants of the Plan. Inactive participants would have until July 2000 to move assets held in these funds. Remaining funds were moved to the Interest Income Fund.

  •
  The SAIC Stock Purchase Fund—This is not a participant directed investment option; it is a temporary holding fund designed to hold respective participant and Company contributions until the following SAIC common stock quarterly trade date. Pending the quarterly trade, the respective contributions are invested in the Vanguard Prime Money Market Fund.

  •
  Telcordia Technologies, Inc.—Interest Income Fund—This participant directed fund invests primarily in investment contracts issued by insurance companies and banks.

  •
  Telcordia Technologies, Inc.—Diversified Telephone Portfolio Stock Fund—This fund invests primarily in common stock and has been frozen to new participant directed contributions since 1984.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

    Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

    Investment Valuation and Income Recognition—The Plan's investments are valued at fair value, except for its investment contracts which are valued at contract value.

    Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Quoted market prices for the value of the common shares of each company in the Diversified Telephone Portfolio are obtained on the basis of the closing price on the New York Stock Exchange on the year end date or, if no sales were made on that date, at the closing price on the New York Stock Exchange on the next preceding day on which sales were made.

    Participant notes receivable are valued at outstanding principal balance which approximates fair value.

    A general public market for SAIC's common stock does not exist; therefore, the fair value of the common stock is determined pursuant to a stock price formula and valuation process which includes an appraisal prepared by an independent appraisal firm. Periodic determinations of fair value of the common stock are made by the SAIC Board of Directors, with the assistance of the independent appraisal firm. The SAIC Board of Directors reserves the right to alter the formula. As of December 31, 2000, the fair value of SAIC's class A common stock was $30.87 per share and the Plan held approximately 12,180,964 shares.

    The gains or losses realized on distributions of investments and the increases or decreases in unrealized appreciation are calculated as the difference between the current fair value and the fair value of the investments at the beginning of the year, or purchase price if purchased during the year.

    It is the policy of the Company to keep the SAIC Common Stock Fund invested primarily in common stock, except for estimated cash reserves for use in distributions and investment exchanges by participants. Such reserves are invested in the Vanguard Prime Money Market fund. If reserves in the SAIC Common Stock Fund are less than the amount required at any given time to make required distributions and investment changes, investment exchanges out of the SAIC Common Stock Fund by participants may have to be deferred.

    Purchases and sales of securities are reflected as of the trade date. Investments are valued on a daily basis. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

    Benefit Payments—Benefits are recorded when paid.

    Plan Termination—The Company intends to continue the Plan indefinitely, but reserves the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, participants would become fully vested in their accounts; Company contributions would not be subject to forfeiture.

    Reclassifications—Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

    Reconciliation to Form 5500—There are no reconciling items from the Statement of Net Assets Available for Benefits per the financial statements to the Form 5500.

3.  INVESTMENTS

    Investments are summarized in the following schedule. Investments that represent five percent or more of the Plan's net assets are separately identified and all remaining investments are included in other.

	December 31,
	2000	1999
SAIC common shares:
SAIC Exchangeable Stock Fund	$335,941	$264,278
Other	40,089	20,835

Total	376,030	285,113

Shares in registered investment companies:
Vanguard 500 Index Fund	361,402	428,745
Vanguard Wellington Fund	68,771	76,095
Vanguard Windsor II Fund	90,186	102,824
Vanguard PRIMECAP Fund	197,400	147,409
Other	159,535	110,499

	877,294	865,572

Investment contracts with insurance companies and banks, at contract value	316,932	294,524
Other	49,295	54,934

Total investments	$1,619,551	$1,500,143

    During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	December 31,
	2000	1999
Mutual funds	$(70,418)	$85,812
Common stock	(7,907)	776
SAIC stock funds	154,003	65,466
Interest income fund	(630)	—

Total appreciation of investments	$75,048	$152,054

4.  NON-PARTICIPANT DIRECTED INVESTMENTS

    Information about the net assets and the significant components of changes in net assets relating to the non-participant directed investments, is as follows:

	December 31,
	2000	1999
Investments, at fair value:
SAIC common shares in the SAIC
Non-exchangeable Stock Fund	$40,089	$20,835
Temporary cash investments	232	128

Total net assets available for benefits	$40,321	$20,963

	Year Ended December 31,
	2000	1999
Changes in net assets:
Net appreciation of investments	$11,883	$3,543
Dividends	11	8
Employer contributions	131	75
Net transfers of participants' balances	8,032	9,787
Distributions to participants	(699)	(205)

Net increase in net assets	19,358	13,208
Net assets available for benefits:
Beginning of year	20,963	7,755

End of year	$40,321	$20,963

5.  INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

    The Plan maintains investments in fully benefit-responsive investment contracts with a number of insurance companies and banks. Benefit responsiveness is the extent to which contract terms permit and require withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participants by the Plan. The accounts are credited with earnings of the underlying investments (principally bank certificates of deposit and other fixed income products) and charged for Plan withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the respective provider.

    Contract value represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses.

    Approximately 20 percent of total net assets at both December 31, 2000 and 1999, were invested in investment contracts. These contracts are subject to credit risk. If any of the companies fail to perform on the contracts held, the asset value of the Interest Income Fund, and therefore the Plan, could be adversely impaired.

6.  PARTIES-IN-INTEREST

    Transactions involving cash, securities or assets of the Company, the Trustee or other affiliated persons are considered to be party-in-interest transactions under Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure. Reportable party-in-interest transactions for the years ended December 31, 2000 and 1999 are summarized as follows:

	Year Ended December 31, 2000
	Number of Shares	Number of Transactions	Cost
Investment Sales:
SAIC Class A Common Stock	2,340,618	4	$70,002
Investment Purchases:
SAIC Class A Common Stock	255,343	4	7,457
	Year Ended December 31, 1999
	Number of Shares	Number of Transactions	Cost
Investment Sales:
SAIC Class A Common Stock	121,709	4	$1,392
Investment Purchases:
SAIC Class A Common Stock	3,595,085	4	63,643

    Certain Plan investments are investment funds and are shares of mutual funds managed by The Vanguard Group. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest.

    There were no known prohibited transactions with known parties in interest as defined in ERISA Section 3(14) and regulations thereunder, including those transactions set forth in ERISA Sections 406 and 407(a) and Internal Revenue Code Section 4975(c). There was no known relationship in which The Vanguard Fiduciary Trust Company had any direct or indirect financial interest which would affect its capacity to perform the necessary calculations.

    Fees paid by the Plan for administrative expenses and investment management services amounted to $215 and $225 for 2000 and 1999, respectively. All other Plan expenses are paid by the Company.

7.  TAX STATUS

    The Internal Revenue Service has determined and informed the Company by letter dated February 24, 1999 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.  SUBSEQUENT EVENTS

    Effective January 1, 2001, participants may allocate a maximum of 25% of their Savings Plan contributions to the SAIC Exchangeable Stock Fund. All company matching contributions will mirror the participants' allocations, with a maximum of 25% directed to the SAIC Exchangeable Stock Fund. Participants were instructed to adjust their future contribution allocations if they had directed more than 25% of their contributions to the SAIC Exchangeable Stock Fund no later than December 31, 2000. If no adjustment was made, the excess contributions over 25% that were allocated to the SAIC Exchangeable Stock Fund were automatically directed to the Telcordia Technologies, Inc. Interest Income Fund, effective with the first payroll period in January 2001. As a result of this change, effective January 1, 2001, no new contributions will be made to the SAIC Non-Exchangeable Stock Fund.

    Effective January 1, 2001, the SAIC Non-Exchangeable Stock Fund will no longer receive any portion of the Company's matching contributions. In addition, the SAIC Non-Exchangeable Stock Fund will no longer receive any portion of the 1/2 percent company contribution. As of this date, the SAIC Non-Exchangeable Stock Fund will be closed to all new transactions.

* * * * * *

TELCORDIA TECHNOLOGIES
SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H LINE 4i

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2000

(Dollars in Thousands)

DIVERSIFIED TELEPHONE PORTFOLIO

Name of Issuer and Title of Issue	Number of Shares	Cost	Fair Value
Common Shares:
AT&T Corporation	86,529	$615	$1,498
Avaya	4,867	98	50
BellSouth Corporation	63,005	345	2,579
Lucent Technologies Corporation	57,822	214	781
NCR Corporation	2,793	26	137
Qwest Communications	20,813	583	853
SBC Communications, Inc.	105,246	512	5,026
Verizon Communications	43,903	421	2,201
Vodafone-Airtouch	24,675	53	884

Total Common Shares		2,867	14,009
Temporary cash investments		54	54

Total Diversified Telephone Portfolio Investments		$2,921	$14,063

SAIC FUNDS
SAIC Exchangeable Stock Fund:*
SAIC Class A Common Stock	10,882,409	$126,364	$335,941
Temporary Cash Investments		1,135	1,135

Total SAIC Exchangeable Stock Fund		$127,499	$337,076

SAIC Non-Exchangeable Stock Fund*
SAIC Class A Common Stock	1,298,555	$23,557	$40,089
Temporary Cash Investments		232	232

Total SAIC Non-Exchangeable Stock Fund		$23,789	$40,321

SAIC Stock Purchase Fund*
Temporary Cash Investments		$5,928	$5,928

*
Represents party-in-interest

TELCORDIA TECHNOLOGIES
SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H LINE 4i

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2000

(Dollars in Thousands)

INTEREST INCOME FUND

Name of Issuer and Title of Issue	Principal Amount	Contract Value	Fair Value
Contracts with Insurance Companies and Banks:
AIG Life—6.95%, due 5/15/01	$5,338	$5,338	$5,338
AIG—5.56%, due 10/15/02	19,946	19,946	19,946
AIG FP—7.09%, due 6/30/01	10,783	10,783	10,783
Allstate—7.76%, due 1/15/05	5,122	5,122	5,122
Allstate—5.55%, due 1/15/03	12,137	12,137	12,137
Bayerische—6.87%, due 7/15/04	8,271	8,271	8,271
CDC Capital, Inc.:
6.28%, due 12/31/01	17,985	17,985	17,985
6.20%, due 11/15/03	11,923	11,923	11,923
Deutsche Bank:
6.43%, due 3/21/01	10,658	10,658	10,658
6.76%, no maturity date	13,717	13,717	13,717
GE Life and Annuity:
6.06%, due 9/15/03	10,934	10,934	10,934
6.56%, due 2/15/03	12,511	12,511	12,511
John Hancock:
6.93%, due 11/15/01	5,024	5,024	5,024
6.35%, due 8/15/02	7,222	7,222	7,222
Massachusetts Mutual—7.23%, due 12/31/04	10,066	10,066	10,066
Metropolitan Life—7.02%, due 12/15/03	9,892	9,892	9,892
Morgan Guaranty—6.39%, due 9/30/01	6,175	6,175	6,175
New York Life Insurance Company—7.36%, due 6/15/04	10,133	10,133	10,133
Principal Mutual Life Insurance:
5.93%, due 7/15/03	10,992	10,992	10,992
7.35%, due 10/15/05	9,962	9,962	9,962
Rabobank Nederland—6.69% no maturity date	21,686	21,686	21,686
Security Life of Denver—7.03%, due 1/29/01	9,867	9,867	9,867
State Street Bank—6.22%, due 12/30/05	9,879	9,879	9,879
Sun Life Insurance Company of America—8.96%, due 1/2/04	1,642	1,642	1,642
Travelers—5.91%, due 7/15/01	12,499	12,499	12,499
Union Bank of Switzerland:
7.44% no maturity date	11,979	11,979	11,979
7.43% no maturity date	11,932	11,932	11,932
6.77%, due 9/2/02	28,657	28,657	28,657

Total Contracts with Insurance Companies and Banks	316,932	316,932	316,932
Temporary Cash Investments	16,079	16,079	16,079

Total Interest Income Fund Investments	$333,011	$333,011	$333,011

TELCORDIA TECHNOLOGIES
SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H LINE 4i

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2000

(Dollars in Thousands)

VANGUARD MUTUAL FUNDS

Name of Issuer and Title of Issue	Number of Shares	Cost	Fair Value
Vanguard 500 Index Fund*	2,965,707	$227,330	$361,401
Vanguard Explorer Fund*	744,358	48,598	44,728
Vanguard Extend Mkt Index Fund*	464,213	16,459	12,357
Vanguard International Growth Fund*	2,981,987	52,124	56,270
Vanguard PRIMECAP Fund*	3,269,297	173,913	197,400
Vanguard Total Bond Market Index*	2,800,349	27,884	27,892
Vanguard U.S. Growth*	661,429	26,278	18,289
Vanguard Wellington Fund*	2,437,825	67,058	68,771
Vanguard Windsor II Fund*	3,315,663	84,521	90,186

		$724,165	$877,294

LOAN FUND
Participant Loans (Interest rates range from 9.5 to 10.5% with maturities between 12 and 56 months)		$11,858	$11,858

*
Represents party-in-interest

Index to Exhibit

Exhibit No.
23.1	Consent of Deloitte & Touche LLP

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SIGNATURE
TABLE OF CONTENTS
INDEPENDENT AUDITORS' REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SCHEDULE OF ASSETS HELD AT END OF YEAR
Index to Exhibit